[redacted]

SECURI ... SION

13026218

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	..... 12.00

SEC FILE NUMBER
8- 39523

NOV 26 2013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Weil Company ~~dba Christopher Weil & Company, Inc~~.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 High Bluff Drive, Suite 180
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Gordon (858) 724-6055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lavine, Lofgren, Morris & Engelberg, LLP
(Name – *if individual, state last, first, middle name*)

4180 La Jolla Village Drive, Suite 300	La Jolla	CA	92037
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 11/29/13

12/3/13

12/3/13

OATH OR AFFIRMATION

I, Laura Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Weil Company dba Christopher Weil & Company, Inc., as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO/CCO

Title

Notary Public

ARIEL JANINE SAULN
Commission # 1988724
Notary Public - California
San Diego County
My Comm. Expires Sep 18, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WEIL COMPANY
DBA CHRISTOPHER WEIL & COMPANY, INC.

FINANCIAL STATEMENTS

For the Year Ended September 30, 2013

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Table of Contents

INDEPENDENT AUDITORS' REPORT .... 1 – 2

FINANCIAL STATEMENTS:

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Stockholders' Equity 5

Statement of Cash Flows 6

Notes to Financial Statements .... 7 – 11

SUPPLEMENTARY INFORMATION:

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 13

Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under SEC Rule 15c3-3 14

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) of the Securities and Exchange Commission .... 15 – 16

SIPC-7:

Independent Accountants' Agreed-Upon Procedures Report on SIPC Annual Assessment Required Under SEC Rule 17a-5(e)(4) .... 18 – 19

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation 20

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE SUITE 300 LA JOLLA CALIFORNIA 92037
PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of The Weil Company
dba Christopher Weil & Company, Inc.
San Diego, California

Report on the Financial Statements

We have audited the accompanying financial statements of The Weil Company dba Christopher Weil & Company, Inc. (the "Company"), which comprise the statement of financial condition as of September 30, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information listed in the accompanying table of contents has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information listed in the accompanying table of contents is fairly stated in all material respects in relation to the financial statements as a whole.

La Jolla, California
November 20, 2013

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Statement of Financial Condition
As of September 30, 2013

ASSETS		
Cash and cash equivalents	$	365,717
Accounts receivable		86,371
Prepaid expenses and other assets		59,175
Deposits		23,279
Property and equipment, net		34,478
Total Assets	$	569,020
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	148,669
Total Liabilities		148,669
Stockholders' Equity		
Common stock, $1 par value; 1,000,000 shares authorized; 16,000 shares issued and outstanding		16,000
Retained earnings		404,351
Total Stockholders' Equity		420,351
Total Liabilities and Stockholders' Equity	$	569,020

See accompanying notes to financial statements
and independent auditors' report.

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Statement of Operations
For the Year Ended September 30, 2013

REVENUES	
Account management fees	$ 1,929,361
Management fees from affiliates	902,474
Mutual fund advisory and administrative fees	881,323
Insurance commissions	82,908
Other fees and income	10,041
Total Revenues	3,806,107
OPERATING EXPENSES	
Employee compensation and benefits	2,653,829
Professional fees	532,921
Occupancy and equipment	267,109
Other operating expenses	290,343
Total Operating Expenses	3,744,202
Income Before Income Tax Provision	61,905
Income tax provision	13,518
Net Income	$ 48,387

See accompanying notes to financial statements
and independent auditors' report.

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2013

	Common Stock	Retained Earnings	Total
Balance at September 30, 2012	$ 16,000	$ 355,964	$ 371,964
Net income	-	48,387	48,387
Balance at September 30, 2013	$ 16,000	$ 404,351	$ 420,351

See accompanying notes to financial statements
and independent auditors' report.

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Statement of Cash Flows
For the Year Ended September 30, 2013

Cash flows from operating activities:	
Net income	$ 48,387
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	7,454
Changes in operating assets and liabilities:	
Accounts receivable	(14,990)
Other receivables	988
Prepaid expenses and other assets	6,182
Deposits	(225)
Accounts payable and accrued expenses	85,935
Net cash provided by operating activities	133,731
Cash flows from investing activities:	
Purchase of property and equipment	(7,455)
Net cash used in investing activities	(7,455)
Net increase in cash and cash equivalents	126,276
Cash and cash equivalents at beginning of year	239,441
Cash and cash equivalents at end of year	$ 365,717
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 5,157

See accompanying notes to financial statements
and independent auditors' report.

NOTE 1. NATURE OF BUSINESS

The Weil Company dba Christopher Weil & Company, Inc. (the "Company") was incorporated in the State of California in March 1988 as a C corporation under the name of ELL-CAP Securities, Inc. The Company was acquired by The Weil Family Trust of 1980 and changed its name to The Weil Company in January 1990. The Company is now owned by six trusts of the Weil Family and does business as Christopher Weil & Company, Inc.

The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is registered both as a Securities Exchange Commission investment adviser ("RIA") and a FINRA member broker-dealer. Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is authorized to conduct on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements. The Company currently does not maintain a clearing arrangement and does not conduct brokerage transactions.

The Company generally provides continuous advice to clients regarding the investment of their funds based on their individual needs. The Company also provides financial planning services, sells insurance products and provides fee-based financial planning and other financial services to individuals. The Company is also the investment manager to two Securities Exchange Act of 1940 registered investment company mutual funds, Christopher Weil & Company Core Investment Fund ("CWCFX") and Christopher Weil & Company Global Dividend Fund ("CWGDX").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Estimates
The presentation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments
The Company's financial instruments, including cash and cash equivalents, receivables and accounts payable, are carried at historical cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

Accounts Receivable
Accounts receivable are due from the Company's advisory clients, insurance companies and other financial service companies. Management has determined that no allowance for doubtful accounts is necessary at September 30, 2013.

Revenue Recognition
The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company is not able to reasonably estimate the timing or the amount of insurance commission income; therefore, this commission is recognized as income upon notification by the insurance companies.

Property and Equipment
Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Depreciation is computed on the straight-line method based on the estimated useful lives of the assets, generally 7 years for office equipment and 5 years for computer equipment. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or remaining lease term.

Advertising Costs
Advertising costs are expensed as incurred. For the year ended September 30, 2013, the Company charged $19,400 to other operating expenses for advertising costs.

Income Taxes
The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Generally, the Company is subject to income tax examinations by major taxing authorities during the three year period prior to the period covered by these financial statements. The Company's management believes that there are no significant uncertain tax positions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the independent auditors' report, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and amortization and they are summarized by major classification as follows. At September 30, 2013, property and equipment consisted of the following:

Computer equipment	$ 58,268
Office equipment	39,502
Leasehold improvements	2,485
Total cost of property and equipment	100,255
Less: accumulated depreciation and amortization	(65,777)
Property and equipment, net	$ 34,478

Depreciation and amortization expense for the year ended September 30, 2013 was $7,454.

NOTE 4. INCOME TAXES

The provision for income tax expense is comprised of the following:

Federal	$ 10,735
State	2,783
Total income tax expense	$ 13,518

NOTE 5. RELATED PARTY TRANSACTIONS

The Company shares office space with two related entities that have common ownership, CWC Asset Advisors, Inc. ("CWCAA") and Storage Managers, Inc. ("SMI"). CWCAA and SMI are the general partner or managing member of various limited liability companies and limited partnerships ("Affiliated Entities"). For the year ended September 30, 2013, the Company has provided administrative services to CWCAA and Affiliated Entities from which it earned payments for the year ended September 30, 2013. The Company earned the following fees from related parties:

Management fees from Affiliated Entities	$ 902,474
Account management fees from stockholders and chairman (included in account management fees revenue)	$ 24,495

The Company is the investment manager to CWCFX and CWGDX as described in Note 1 and earned advisory and administrative fees relating to these funds totaling $881,323 during the year ended September 30, 2013.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 6. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) and profit sharing plan for eligible employees. Eligibility begins after an employee has attained age twenty one and has one year of service whereby the employee has completed 1,000 hours of service. Under the plan, the amount of the employer's contribution is discretionary, is not limited by the profitability of the Company and is determined by the Company each plan year. In order to share in the employer contribution, if any, the employee must have completed 1,000 hours of service during the plan year and be employed at the end of the plan year. For the year ended September 30, 2013, the employer contribution to the plan was $40,065.

NOTE 7. CONCENTRATIONS

The Company maintains its cash balances at a bank. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to certain limits. The Company also maintains accounts at a brokerage firm and the brokerage accounts may contain cash and/or securities. Balances are protected by the Securities Investor Protection Corporation up to certain limits. The Company from time to time has balances in accounts that exceed these limits. The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

The Company provides advisory services for clients located in the United States. As such, the Company is susceptible to credit risk from customers in that region. The Company does not obtain security from its clients in support of fees receivable. At September 30, 2013, there was $84,319, which represents the maximum loss the Company could incur in the event that all such receivables were uncollected.

For the year ended September 30, 2013, approximately 50% of the Company's revenue is derived from fees on the clients' managed account portfolios, 24% from other asset management services provided to affiliates and 23% from fees related to the advised mutual funds.

NOTE 8. COMMITMENTS AND CONTINGENCIES

In June 2004, the Company entered into a non-cancellable operating lease for its office space in San Diego. The lease was amended in April 2010 to extend the lease to December 31, 2015. The Company also entered into three non-cancellable operating leases for equipment rental which expire by February 2017. For year ended September 30, 2013, total rent expense for operating leases amounted to $248,278.

At September 30, 2013, the minimum lease payments are as follows:

Year ending September 30,	
2014	$ 286,624
2015	253,429
2016	69,370
2017	2,918
	$ 612,341

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2013, the Company had net capital of $217,048 which was $167,048 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($148,669) to net capital was 0.68 to 1, which is less than the 15 to 1 maximum allowed.

SUPPLEMENTARY INFORMATION

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2013

Net capital

Stockholders' Equity	$	420,351
Less: non-allowable assets		
Accounts receivable		86,371
Prepaid expenses and other assets		59,175
Deposits		23,279
Property and equipment, net		34,478
Total non-allowable assets		203,303
Less: haircut on securities		-
Net capital	$	217,048

Computation of basic net capital requirement

1. Minimum dollar net capital required	$	50,000
Aggregate indebtedness	$	148,669
2. Minimum net capital, aggregate indebtedness standard (6 2/3 percent)	$	9,911
Capital required (larger of 1 or 2)	$	50,000
Excess net capital	$	167,048
Net capital less the greater of: 10% aggregate indebtedness or 120% minimum net capital	$	157,048
Ratio: Aggregate indebtedness to net capital		0.68

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2013)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	225,408
Adjustment - income tax provision		(8,361)
Rounding		1
Net capital - per above	$	217,048
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$	140,309
Adjustment - income tax payable (accounts payable and accrued expenses)		8,361
Rounding		(1)
Aggregate indebtedness - per above	$	148,669

See accompanying independent auditors' report.

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
For the Year Ended September 30, 2013

The Weil Company dba Christopher Weil & Company, Inc. operates pursuant to paragraph (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

See accompanying independent auditors' report.

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP | CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of The Weil Company
dba Christopher Weil & Company, Inc.
San Diego, California

In planning and performing our audit of the financial statements of The Weil Company dba Christopher Weil & Company, Inc. (the "Company") as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
November 20, 2013

SIPC Annual Assessment
Required Under SEC Rule 17a-5(e)(4)

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Board of Directors of The Weil Company
dba Christopher Weil & Company, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2013, which were agreed to by The Weil Company dba Christopher Weil & Company, Inc., (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
November 20, 2013

THE WEIL COMPANY DBA CHRISTOPHER WEIL & COMPANY, INC.

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation
For the Year Ended of September 30, 2013

	Amount
Total assessment	$ 7,110
SIPC-6 general assessment Payment made on April 23, 2013	2,838
SIPC-7 general assessment Payment made on November 13, 2013	4,272
Total assessment balance (overpayment carried forward)	$ -

See independent accountants' agreed-upon procedures report on SIPC annual assessment.